Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 25, 2021

Relating to the Preliminary Prospectus dated June 25, 2021

Registration Statement File No. 333-257427

Artificial Intelligence Neural Network for Target Prediction Revolutionizing Next-Gen Allogenic CAR Therapy for Solid Tumors

2 NASDAQ: KRBP Disclaimer This presentation is provided by Kiromic BioPharma, Inc. (the “Company”) for the express purpose of giving prospective investors, bankers, employees, consultants, and corporate a;liations information regarding the Company to assist the recipi- ent in evaluating a potential formal associa- tion with the Company. While the informa- tion contained herein or in any other mate- rials that may be provided by the Company is believed to be true, accurate and reason- able, the Company makes no such represen- tation or warranty, express or implied, as to the veracity, accuracy, reasonableness or completeness of such information. The Company expressly disclaims any and all liability which may be based on such infor- mation, any errors therein or omissions therefrom. This presentation does not imply an oering of Securities. This presentation may contain forward-looking statements within the meaning of applicable securities regulations. All statements other than state- ments of historical facts are forward-looking statements. In some cases, forward-looking statements may be identied by the use of words such as "anticipate," “believe,” "plan," “estimate,” "expect," "intend," "may," "will," "would," "could," "should," “might,” “poten- tial,” or "continue" and variations or similar expressions. Readers should not unduly rely on these forward-looking statements, which are not a guarantee of future performance. There can be no assurance that for- ward-looking statements will prove to be accurate, as all such forward-looking state- ments involve known and unknown risks, uncertainties and other factors which may cause actual results or future events to dier materially from the forward-looking state- ments. Such risks include, but may not be limited to: general economic and business conditions; technology changes; competi- tion; changes in strategy or development plans; governmental regulations and the ability or failure to comply with governmen- tal regulations; the timing of anticipated results; and other factors referenced in the Company’s business materials and prospec- tuses.

3 NASDAQ: KRBP Free Writing Prospectus This presentation highlights basic information about us and the proposed oering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have led a registration statement (including a prospectus) with the SEC for the oering to which this presentation relates. The registration statement has not yet become eective. Before you invest, you should read the prospectus in the registration statement (including the risk fac- tors described therein) and other documents we have led with the SEC for more complete information about us and the oering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the oering will arrange to send you the prospectus if you contact ThinkEquity, a divi- sion of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com. This presentation shall not constitute an oer to sell, or the solicitation of an oer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such oer, solicitation or sale would be unlawful prior to the registration or qualication under the securities laws of such state or jurisdiction. The oering will only be made by means of a prospectus pursuant to a registration statement that is led with the SEC after such registration statement becomes eective.

Offering Summary

Issuer	Kiromic Biopharma, Inc.
Listing Symbol	NASDAQ / KRBP
Offering Size	~$50,000,000 of Common Stock
Over-Allotment Option	15% (100% primary)
Use of Proceeds	ALEXIS-ISO-1 / ALEXIS-PRO-1 GMP Facility Expansion IP Protection and Reinforcement IND Applications / IND Enabling Trials General Working Capital
Sole Book-Running Manager	ThinkEquity, a division of Fordham Financial Management, Inc.

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Diamond AI

Artificial Intelligence Neural Network

for Target Selection

We are connecting the dots in cancer research by using AI and machine learning to connect silos of informations and arrive at cancer targets which will be more effective vs. classic development, saving man-years and billions in development dollars.


dCAS9
OH
gRNA
Integrase
ABBIE

Non-Viral
Genome edit and delivery

Our single-cut gene edits carry a lower mutagenesis risk vs. classic double-cut gene edits.

Our CAR receptors will also have higher safety with an on-demand cut-off switch vs. classic CAR therapies with no off-switch.

Kiromic at a Glance

Revolutionizing Next-Gen Allogenic CAR Therapy for Solid Tumors



Gamma Delta T-cell

Immune Cell Type

Our CAR Therapy will be using off-the-shelf Gamma-Delta T-cells and will have a higher yield and significantly lower yield variability vs. classic CAR-T therapies.



Solid Tumor

Micro Tumor Environment

Our CAR Therapies will be able to access the micro tumor environment due to our chPD-1 check-point activator vs. classic CAR-T therapies.

Classic CAR-T are limited to hematologic indications.

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6 NASDAQ: KRBP Diamond is a computational platform and a neural network that can identify new cancer immunological targets for T cells and B cells. Diamond is an artificial intelligence and machine learning approach that can identify novel surface tumor targets. It uses public and proprietary samples and can expand into the tumor target space. Articial Intelligence Neural Network ADVANCING CAR through A.I. for Target Selection

7 NASDAQ: KRBP Big Data Science Target Identication dramatically compressing Manual Target Identification Big Data Science to develop a live drug Man-Years and Billions of Drug Development Dollars meets

8 NASDAQ: KRBP Compression of Time & Costs Arti;cial Intelligence Engine’s for live drug development Target Identication & Validation Classic Small Molecules + Classic Targets Small Molecule A.I. Target Prediction CAR- Therapy Pre-clinical Classic Chemistry Phase 1 Phase 2 Phase 3 Regulatory

9 NASDAQ: KRBP ADVANCING CAR through A.I. Allogenic CAR Our Therapeutic Products in solid tumors Immuno CAR-GD-T Therapy CAR = chimeric antigen receptors

10 NASDAQ: KRBP Healthy Donor Gamma-Delta T cells extracted Screening shows donor has healthy Gamma-Delta T cells Whole Blood Fractionation Step 01: Fractionation Allogenic Engineered Immune Therapy

11 NASDAQ: KRBP Step 02: Genome Edit Allogenic Engineered Immune Therapy Genome Edit Gamma-Delta T cells Proprietary Gene Edit Mechanism Integrase dCAS9 gRNA OH ABBIE

12 NASDAQ: KRBP Our Pipeline Allogenic, O-the-Shelf γδ CAR-T cells Multiple solid tumors Phase 1 IND Pre clinical In vitro validation Phase 2 Phase 3 Alexis - ISO 1 Cohort Expansion Allogenic, O-the-Shelf γδ chimeric T cells Multiple solid tumors Alexis - Pro 1 Kiromic plans to perform a dose-escalation schema in multiple eligible solid tumors to determine the optimal biologic dose (OBD). Once we reach the OBD, the trial will have a cohort expansion followed by a Phase 2 trial for a specic tumor.

Clinical Programs

2020 2021 2022 2023

4Q 1Q 2Q 3Q 4Q 4Q

GMP Manufacturing Facility Readiness

Solid Tumors: PD1's Role

Classic CAR-T therapies are not approved for solid tumors.

Multiple solid tumors and the TME have PD-L1 expression.

PD-L1 checkpoint inhibitors put the "brakes" on T-cell killing of cancer cells.

Kiromic's chPD1 gamma delta T cells take it one step further by converting the PD1 / PD-L1 inhibitory signal into an activation signal.

This pivotal transformation allows Kiromic's chPD1 T-cells to then kill solid tumor and TME cells.

** chPD1 (chimeric PD1)

** TME (tumor micro environment)

Alexis-Pro 1

chPD1

Multiple Solid Tumors
IV Administration

IND submission

Alexis-Iso 1

Isomesothelin

Multiple Solid Tumors
IV Administration

IND submission

First efficacy data read

First In-Human

Allogeneic, Off-the-Shelf Gamma Delta T Cell Therapy

24 months

Phase 1
Multiple solid tumors

n = max 50 pts.

dose escalation then
cohort expansion

Solid Tumors: Isomesothelin

Classic CAR-T therapies are not approved for solid tumors.

Multiple solid tumors and the TME express the isoform of mesothelin.

Kiromic's isomesothelin gamma delta CAR-T cells target isomesothelin expressing cancer cells for elimination.

** CAR (chimeric antigen receptor)

** TME (tumor micro environment)

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14 Recent Developments chPD1 Licensing In-licensed chPD1 from Longwood University CAR-T chPD1 addresses the Micro Tumor Environment in Solid Tumors AACR IND Submission 6 posters presented at AACR 2021 Showcased Kiromic’s -- AI Engine -- AI Target validation -- Gamma Delta T-cell Manufacturing Submitted two expanded INDs for O-the-Shelf, Allogenic CAR-T for Solid Tumors Targets: chPD1, Iso-msln Mode of Admin: IV

15 Recent Developments (Cont’) Manufacturing GMP Manufacturing facility certication, expansion Appointed manufacturing veterant from Novartis who had manufactured for Kymriah (CAR-T) CRO Onboard IQVIA engaged as CRO to: -- ID clinical sites -- Select patient pool -- Select PI at sites Presentations -- Gamma Delta T Summit to showcase latest o-the-shelf allogenic CAR-T manufacturing -- Next-Gen Immuno Oncology Annual Congress to showcase latest AI Targets and Validation -- Cell Immuno Therapies for Solid Tumors Summit

16 Milestones cGMP, multiple-room facility certied, staed, and stocked 3Q-2021 First-in-Human dosing with O-the-Shelf, Alexis-Pro1 (chPD1) CAR-T for Solid Tumors 3Q-2021 First-in-Human dosing with O-the-Shelf, Alexis-ISO1 (Iso-Mesothelin) CAR-T for Solid Tumors 3Q-2021 Early safety and e;cacy data from Alexis-Pro1 (chPD1) 4Q-2021 Early safety and e;cacy data from Alexis-Iso1 (Iso-Mesothelin) Termination of Phase 1 (Data: Safety, E;cacy) 4Q-2021 2H-2022 Beginning of Phase 2 / 3 2Q-2023

17 The Road Ahead CMC Regulatory AI Algorithm Clinical Vertical Integration GMP Taskforce Taskforce Phase 2 planning Key vendors are brought in-house to improve response time Reinforced InSilico AI Yale AI Bioinformatics Taskforce Redundancy

18 NASDAQ: KRBP $440 M $920 M $7.61 B $11.9 B $493 M $9.0 B GILD acqui. post approval hematologic hematologic Public (Phase 1, solids) Public (IND) IPO Jan 2020 $5.37 B IPO Feb 2020 IPO Mar 2018 $162 M IPO Jun 2020 BMS acqui. end Phase 2 Market data as of 06/22/2021, Yahoo Finance intraday A.I. Targets + Small Molecules CAR-T and CAR-NK Comparables

19 NASDAQ: KRBP Capitalization As of June 25, 2021 7,387,500 558,435 Common Stock Options ($8.90 WAEP) 1,100,281 9,046,216 Restricted Stock Units Fully Diluted Common

Management

CEO Director

Maurizio Chiriva-Internati, PhD

Mr. Chiriva-Internati is an associate professor at MD Anderson Cancer Center. He has spent the past 28 years studying cancer targets and is the founder of Kiromic Artificial Intelligence Neural Network. He has published +160 articles (+peer reviews) on cancer targeting and on the use of AI to expedite the search for these targets. He holds PhD in immunology (U of Nottingham), PhD in morphological science (Milan), and a Certificate in Artificial Intelligence - M.I.T.

CFO Director

Tony Tontat

Mr. Tontat brings to Kiromic over 2 decades of business experience from public (NASDAQ: SRNE, NK) and privately held biotechs. He had been healthcare analysts at specialist healthcare investment funds in New York, and Connecticut. He was also an investment banker at HSBC Securities in their New York, London, and Paris offices. Bachelor of Arts in Economics - Harvard University.

CSIO Director

Gianluca Rotino

Mr. Rotino held CEO and Chairman roles in several Italian companies specializing in high-tech, and corporate consulting. He also worked at law firms in Milan where he specialized in M&A, intellectual property prosecution and corporate law. He holds a business development degree and bachelor of science (electronics). Mr. Rotino also has earned a certificate in Essential Epidemiologic Tools for Public Heath Practice from Johns Hopkins University, a certificate in the Artificial Intelligence Programme from Said Business School at the University of Oxford, and a certificate in Leadership and Innovation from M.I.T.

CMO Scott Dalhbeck, MD, PharmD

Dr. Dalhbeck was a radiation oncologist and was an adjunct professor of internal medicine, pathology, and urology at Texas Tech. He has also patented, manufactured, and commercialized IP and has more than a decade of experience in medical and oncology commerce. He holds an MD - Texas Health Science Center, and a PharmD - U of Nebraska. His residency was at Kaiser Permanente of Los Angeles.

COMO Ignacio Núñez MSCHE, MBB

Mr. Núñez has over 20 years of global experience in corporate functions including manufacturing, research, operational excellence and strategy. He has held senior leadership positions in companies including General Electric, Johnson & Johnson and Novartis. Most recently, he was the Executive Director of Manufacturing at the Gene Therapy Program of the University of Pennsylvania. Before that, he was the Head of Manufacturing Strategy and Operations Excellence at Novartis, where he was charged with transforming manufacturing operations in support of the ramp up of Kymriah, the first FDA-approved CAR-T cell therapy, which was developed at the University of Pennsylvania. Mr. Núñez holds an MSC in Chemical Engineering from the University of Granada.

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Value Drivers

Revolutionizing Next-Gen Allogenic CAR Therapy for Solid Tumors

Diamond AI
Artificial Intelligence Neural Network
for Target Selection

We are connecting the dots in cancer research by using AI and machine learning to connect silos of informations and arrive at cancer targets which will be more effective vs. classic development, saving man-years and billions in development dollars.


dCAS9
OH
gRNA
Integrase
ABBIE

Non-Viral
Genome edit and delivery

Our single-cut gene edits carry a lower mutagenesis risk vs. classic double-cut gene edits.

Our CAR receptors will also have higher safety with an on-demand cut-off switch vs. classic CAR therapies with no off-switch.

Our CAR Therapy will be using off-the-shelf Gamma-Delta T-cells and will have a higher yield and significantly lower yield variability vs. classic CAR-T therapies.



Gamma Delta T-cell
Immune Cell Type



Solid Tumor
Micro Tumor Environment

Our CAR Therapies will be able to access the micro tumor environment due to our chPD-1 check-point activator vs. classic CAR-T therapies.

Classic CAR-T are limited to hematologic indications.

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22 NASDAQ: KRBP THANK YOU 7707 Fannin Street, Suite 140 Houston, Texas 77054 ttontat@kiromic.com +1 (806) 368 - 6731

23 NASDAQ: KRBP Cancer immune peptides database The Cancer Genome Atlas Public Databases Private Servers A.I. Engine Big Databases Step 1

Step 2

Artificial Intelligence Engine

+histo-aminochemistry filters, +machine learning


Diamond Proprietary
Servers
Diamond Proprietary
Servers
Diamond AI
iCloud
Web Client Accessible
Diamond AI
r-Epitope
Epitope Selection
Diamond AI
Cancer Splice
Iso-form Selection
3D Visualization
Iso-forms
Diamond AI
Target Selection
& Prediction

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25 NASDAQ: KRBP Prediction Step 3 Articial Intelligence Selected Target High expression in cancer cells Low expression in normal cells High anity to TCR Quantity surface antigen expression signature Heatmap of T-cell, B-cell epitopes A.I. Prediction

26 NASDAQ: KRBP We rigorously validate all targets from our A.I. Prediction Engine Internal validations and then external validation Target Validation Step 4 Wet Lab Validation Baylor University University of Rome Humanitas Research Hospital (Milan) InSilico Solutions Algorithm Validation

Appendix

DiamondAI Processes

non-exhaustive list of functions being applied by A.I. Engine

Prioritizing T and B Cell Targets

Diamond generates a prioritized list of cancer immunological targets for T cells and B cells.

These targets can be used to create therapies such as antibody therapies, T cell therapies, T cell receptor therapies, CAR T cell therapies and vaccine therapies.

Identify Highly Expressed Genes

Diamond's cognitive and deep learning capabilities extract information from our extensive digital library consisting of clinical studies, genomic and proteomic datasets.

Diamond harmonizes all the raw data and creates datasets which allows us to screen for cancer targets.

Diamond will identify and prioritize lists of genes (biomarkers, wild type, mutant, isoform, neoepitope, etc.) that are highly and specifically expressed in the disease of interest while providing its distribution and methylation status across the entire patient population.

It also maps out the exact portion of the gene that will elicit an immune response.

Perform Meta Analysis

Diamond performs meta-analysis and convolution studies while standardizing and normalizing data across multiple and variable experimental platforms, then allows for the visualization of consistent and accurate results in a user-friendly fashion.

Predict Isoform Targets

Cancer cells will down regulate or shed targets in order to avoid detection and destruction by T cells (the immune system).

These variations are known as isoforms.

CancerSplice also shows a box plot by tissue of expression of the isoform in normal cancer genome atlas tissues and a box plot of the matching isoform in genotype-tissue expression program normal data.

The sequence of amino acids that are specific for the selected cancer isoforms are then directly fed to Diamond's artificial neural capsule network for peptide design and prioritization.

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Appendix

Diamond AI CancerSplice ™

A key A.I. Engine

Target isoforms are protein variants of the same targets that occur during the normal processing of immature gene transcripts to the mature form.

Target isoforms include variations in their primary amino acid sequence that can change both the final folded form of the target plus their ability to be recognized by modified T cells (autologous/allogeneic) and other cells, such as NK or invariant NKT cells (often used in the allogeneic setting).

If they are the predominate form on the cell surface, these isoforms can make it impossible for T cells to outright bind the targets on cancer cells.

No binding or insufficient binding to the isoform results in no killing of cancer cells.

Our CancerSplice accurately predicts the most appropriate isoforms for T cells to bind and destroy cancer cells.

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ABBIE Gene Editing Technology



Linear Non-viral Template
Promoter
CAR
LTR
Off-switch
Anti-tumor
LTR

Figure 1. Our ABBIE gene-editing technology begins with the transgene template plasmid. Plasmid DNA is cut with restriction enzyme, ScaI, liberating the transgene template along with the retroviral-derived long-terminal repeats (LTRs), which is purified away from the plasmid DNA and ScaI protein.



dCAS9
OH
gRNA
Integrase
ABBIE
Integrase
OH
dCAS9
gRNA

Figure 2. The ABBIE integrase, derived from HIV, is added, which binds to the LTRs and exposes a reactive 3'-OH group on each end.



dCAS9
gRNA
Integrase
dCAS9

Figure 3. The guide RNA (gRNA) tethers ABBIE-bound template to the target site via DCas9, and Integrase helps to attach the exposed 3'OH groups to the target site on both strands without causing a dsDNA break.



LTR
LTR

Figure 4. Following stable integration of the template into the target DNA locus, a short DNA duplication is present on each end.

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30 NASDAQ: KRBP Expansion Receptor Chimeric Antigen Receptor CAR CAR CAR CAR CAR CAR CAR Step 03: Gamma-Delta T Cells expanded invitro Allogenic Engineered Immune Therapy Gamma-Delta T Cells start expressing CAR Receptors Engineered Gamma-Delta T Cells expanded invitro

31 NASDAQ: KRBP Patient receives engineered Immune Cell Therapy Engineered Immune Cell Therapy O-The-Shelf Gamma-Delta T cells Gamma-Delta T cells Gamma-Delta T cells Step 04: GD-T Cells infused into Patient Allogenic Engineered Immune Therapy CAR CAR CAR CAR CAR CAR

32 NASDAQ: KRBP PBMC Isolation A large fold of expansion of highly pure γδ T cells during in vitro stimulation, culture, isolation and expansion process. The expansion fold of CD3+γ9+δ 2+ T cells with our method. Our method of γδ T expansion yields up to1,000-fold expansion of γδ T cells, which is over 95% purity for positive for CD3, Vγ9, and Vδ2. This has potential to produce enough number γδ T for clinical use. The percentage of CD3+γ9+δ2+ T cells over 14-day culture. Pre-selection 100% 80% 60% 40% 20% CD3+γ9δ2+T % Folds of Expansion Post-selection 15,000 10,000 5,000 γδ T cell phenotyping γδ T cell product γδ T cell initial expansion γδ T cell negative selection & transduction γδ T cell rst expansion second expansion zoledronic acid +IL-2 DAY 0 DAY 7 DAY 14 CONCLUSION γδ T Purity Day 0 Day 0 7 7 7 14 14 γδ T Expansion FSC-H SSC-H CD3 TCRVγ9 How We Know: GD-T cell Expansion Works γδ T Cells Day 14 γδ T After Enrichment Day 7 γδ T Before Enrichment Day 7 γδ T PBMC Day 0

33 NASDAQ: KRBP Up-Armoring Accessory proteins can “up-armor” cellular therapies Strategic choice of proteins to improve cellular function and neutralize anti-immune responses * Activated signaling molecules chosen to enhance cell persistence by stimulating cytokine pathways * Targeting the immunosuppressive “reactive” stroma can enable tumor targeting by therapeutic cells while increasing anti-tumor e;cacy Appendix Linear Non-viral Template LTR LTR Promoter Off-switch Anti-tumor CAR

34 NASDAQ: KRBP Switches ACTIVATION Switch ATTENUATION Switch A rapidly deployed activation switch can provide a survival and proliferation signal to the therapeutic cells to enhance their e;cacy and persistence in vivo. A rapidly deployed attenuation switch can intercept activation signals transiently to minimize toxicity following successful anti-tumor interactions. Choice of two non-mutually exclusive Attenuation Switch approaches: A rapidly deployed, protein-based safety switch can eliminate therapeutic cells in case of acute toxicity. The safety switch is designed to eliminate either: The Safety Switch will be co-expressed along with the bioactive chimeric activation receptor (CAR), the Activation Switch, and the Attenuation Switch. (a) a protein-based switch that rapidly triggers attenuation of target cells in a dose-dependent fashion. (b) a small molecule-based approach to rapidly and reversibly attenuate cell signaling. (a) essentially all active therapeutic cells. (b) only the most active cells, preserving a cohort of backup therapeutic cells for long-term control of residual relapsing tumor cells. ON OFF ON OFF SAFETY Switch ON OFF Appendix Integrase dCAS9 gRNA OH ABBIE